Exhibit 99.1

NOTICE OF GENERAL MEETING
BIODEXA PHARMACEUTICALS PLC

(INCORPORATED AND REGISTERED IN ENGLAND AND WALES WITH REGISTERED NO. 09216368)

Notice is hereby given that a General Meeting ("**GM**") of the members of Biodexa Pharmaceuticals PLC (the "**Company**") will be held at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ United Kingdom on 29 July 2026 at 11.00 a.m. to consider and, if thought fit, pass the following resolutions (collectively, the "**Resolutions**" and each a "**Resolution**").

ORDINARY RESOLUTIONS

1. THAT, subject to and conditional upon the passing of Resolution 4, and in accordance with section 618 of the Companies Act 2006 (the "**Act**"), and with effect from 30 July 2026:

   a. every 10,000 existing ordinary shares of £0.000001 each in the capital of the Company (the "**Existing Ordinary Shares**") be consolidated into one new consolidated ordinary share of £0.01 in nominal value each (the "**Consolidated Ordinary Shares**") provided that where such consolidation results in any member being entitled to a fraction of a new Consolidated Ordinary Share, such fractions shall be aggregated and the directors of the Company are authorised to sell (or appoint another person to sell) such fractions on behalf of the relevant member which shall be dealt with by the directors of the Company as they see fit pursuant to the powers under Article 12 of the articles of association of the Company; and

   b. each of the Consolidated Ordinary Shares of £0.01 each in the capital of the Company immediately be subdivided and redesignated into one ordinary share of £0.000001 each ("**New Ordinary Share**"), having the same rights as the Existing Ordinary Shares, and 9,999 E deferred shares of £0.000001 each (such E deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 4).

2. THAT, the Directors of the Company be generally and unconditionally authorised in accordance with Section 551 of the Act, in addition to any existing authorities to allot equity securities to the extent unused, to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or convert any security into shares in the Company ("**Rights**") up to an aggregate nominal value of £25,000,000.00, provided that this authority shall expire at the conclusion of the annual general meeting of the Company to be held in 2029 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares in the Company to be allotted or Rights to be granted after such expiry and the Directors may allot shares in the Company or grant Rights in pursuance of that offer or agreement as if the authority conferred by this Resolution had not expired.

SPECIAL RESOLUTIONS

3. THAT, subject to and conditional upon the passing of Resolution 2, the Directors of the Company be and hereby generally empowered pursuant to Sections 570 of the Act to allot equity securities (within the meaning of Section 560 of the Act) wholly for cash, in addition to any existing authorities to allot equity securities to the extent unused, pursuant to the authority conferred by Resolution 2 as set out in this Notice, as if Section 561 of the Act did not apply to such allotment, provided that this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2029 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or the granting of rights to subscribe for, or convert any security into, shares in the Company after such expiry and the Directors may allot shares and grant rights to subscribe for, or convert such security into, shares in the Company in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

4. THAT, subject to and conditional on the passing of Resolution 1, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company's website, www.biodexapharma.com and labelled the 'New Articles', be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company's existing articles of association.

By order of the Board

Fiona Sharp
Company Secretary

Registered office:

1 Caspian Point
Caspian Way
Cardiff, Wales
CF10 4DQ

Date: 8 July 2026

EXPLANATORY NOTES TO THE RESOLUTIONS Resolutions 1 and 2 are ordinary resolutions which require a simple majority of more than 50% of votes to be cast in favour to be passed. Resolutions 3 and 4 are special resolutions which require a 75% majority of the votes to be cast in favour to be passed. ORDINARY RESOLUTIONS Resolution 1 ? Consolidation, Subdivision and Redesignation of Existing Ordinary Shares On 7 July, 2026, the Company had outstanding 452,032,808,922 Existing Ordinary Shares. Based on an Existing Ordinary Share / ADS ratio of 500,000:1, this equates to approximately 904,065 ADSs outstanding. The Company's current issued ordinary share capital consists of an exceptionally large number of ordinary shares. In the Board's view, this creates unnecessary complexity in the administration and reporting of the Company's share capital and in the processing of corporate actions. The proposed reorganisation is intended to rationalise the Company's share capital by reducing the number of ordinary shares in issue without altering members' rights or proportionate ownership in the Company. It is proposed that every 10,000 Existing Ordinary Shares of £0.000001 each in the capital of the Company be consolidated into one Consolidated Ordinary Share of £0.01 each in nominal value. It is further proposed that each Consolidated Ordinary Share of £0.01 each in the capital of the Company will be subdivided and redesignated into one New Ordinary Share of £0.000001 each and 9,999 E deferred shares of £0.000001 each (the "E Deferred Shares") (the consolidation, subdivision and redesignation of Existing Ordinary Shares and creation of the E Deferred Shares together the "Share Capital Reorganisation"). Most shareholders will not hold a number of Existing Ordinary Shares that is exactly divisible by the consolidation ratio. The result of the Consolidation, if approved, will be that such shareholders will be left with a fractional entitlement to a resulting Consolidated Ordinary Share. Any such fractions as a result of the Consolidation will be aggregated and the Directors will in accordance with the articles of association of the Company sell the aggregated shares for the benefit of the relevant shareholders. The proceeds from the sale of the fractional entitlements shall be distributed pro rata amongst the relevant shareholders save that where a shareholder is entitled to an amount which is less than £5.00 it will (in accordance with the Articles) not be distributed to such shareholder but will be retained by the Company for its own benefit. The rights attaching to the Consolidated Ordinary Shares will be identical in all respects to those of the Existing Ordinary Shares. Entitlements will be rounded down to the nearest whole number of Consolidated Ordinary Shares. If a shareholder holds fewer than 10,000 Existing Ordinary Shares as at the Record Date, such that the consolidation or rounding down process results in a shareholder being entitled to zero Consolidated Ordinary Shares, then as a result of the Share Capital Reorganisation they will cease to hold any Ordinary Shares (of any description) in the capital of the Company. Any existing warrants or options will be adjusted and the requisite exercise prices revised pursuant to the Share Capital Reorganisation. Warrant holders and option holders will be notified separately as soon as reasonably practicable following the Share Capital Reorganisation of their revised entitlements as a consequence of the Share Capital Reorganisation. The Company is proposing the Share Capital Reorganisation in order to maintain the aggregate nominal value and the nominal value per ordinary share while reducing the number of ordinary shares in issue which, over time, has become large and unwieldy. At the same time, the Company proposes to change the ratio of the American Depositary Shares listed on the NASDAQ Capital Market ("ADSs"), each of which currently represents 500,000 Existing Ordinary Shares, to represent 50 New Ordinary Shares. As a result, the number of outstanding ADSs will not change following the Share Capital Reorganisation. As is consistent with other deferred share classes issued by the Company, it is proposed that each E Deferred Share will have very limited rights and value. The Company will not issue any share certificates in respect of E Deferred Shares. The E Deferred Shares shall have the rights and restrictions as set out in the New Articles (as defined below) and shall not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution. An E Deferred Share shall entitle the holder thereof to participate in any return of capital on a winding up of the Company but only after the liabilities of the Company have been paid and after the holders of New Ordinary Shares have received the sum of £100 for each New Ordinary Share held by them and the holder of an E Deferred Share shall have no other right to participate in the assets or profits of the Company. An E Deferred Share is liable to be cancelled without payment of any consideration to the holder of the E Deferred Share. This resolution will be proposed as an ordinary resolution and is conditional on the passing of Resolution 4. In order to ensure that the total number of Existing Ordinary Shares in issue at the time of the Share Capital Reorganisation are exactly divisible with the consolidation ratio described above, the Company expects to issue a further 1,078 Existing Ordinary Shares (or such other minimal number as required to make the number of Existing Ordinary Shares (including the additional shares) at the time of the Share Capital Reorganisation divisible by 10,000) immediately prior to 6:00 p.m. on 29 July 2026 (the "Record Date"). It is expected that these additional shares will be issued to the Company's registrars, Neville Registrars Limited and immediately consolidated off the Company's register of members. Assuming no other Existing Ordinary Shares are issued prior to the Record Date and that the requisite Resolutions are passed, the Company will have 45,203,281 New Ordinary Shares, 1,000,001 A Deferred Shares, 4,063,321,418 B Deferred Shares, 126,547,389,518 C Deferred Shares, 1,416,409,137,178 D Deferred Shares and 451,987,606,719 E Deferred Shares. The Company has obtained a new ISIN in respect of the New Ordinary Shares, which is GB00BTJ0PL96. If you hold your Existing Ordinary Shares in uncertificated form, you should expect to have your CREST account updated to reflect holdings of the New Ordinary Shares instead of the Existing Ordinary Shares to which you are entitled on the implementation of the Share Capital Reorganisation on 30 July 2026 or as soon as practicable after the Share Capital Reorganisation becomes effective. Following the Share Capital Reorganisation, share certificates for all Existing Ordinary Shares will become invalid and the Company will issue replacement share certificates in respect of the New Ordinary Shares. An expected timetable of principle events is set out below: Event Time and/or date 2026 Publication of this document and Forms of Proxy 8 July 2026 Latest time and date for receipt of Forms of Proxy 11.00 a.m. 27 July General Meeting 11.00 a.m. 29 July Record Date 6:00 p.m. 29 July Share Capital Reorganisation effective 8:00 a.m. 30 July CREST accounts expected to be credited with the New Ordinary Shares (where applicable) 8:00 a.m. 30 July Dispatch of definitive share within 10 business days of the Effective Date certificates (where applicable) in respect of the New Ordinary Shares Current ISIN of the Existing Ordinary Shares GB00BNGF1L75 New ISIN of the New Ordinary Shares GB00BTJ0PL96 1. Unless otherwise stated, all references to time in this document and in the expected timetable are to the time in London, United Kingdom. Unless stated otherwise, all future times and dates referred to in this document are subject to change at the discretion of the Company. In the event of any adjustment to the above dates and/or times, details of the new times and/or dates will be notified via an announcement through a Regulatory Information Service. Temporary documents of title will not be issued.

Resolution 2 ? General authority to allot new shares This resolution will be proposed to enable the Directors to obtain additional shareholder authority to allot ordinary shares in the capital of the Company without the prior consent of shareholders for a period expiring at the conclusion of the Annual General Meeting of the Company to be held in 2029. The Company's current intention is to add to, and diversify, its development pipeline with a continued focus on rare and orphan products and/or oncology. With limited cash resources, it is likely any acquisitions of additional development products will be for share consideration and will require attendant financings in order to progress them through proof-of-concept. Accordingly, the Board is seeking sufficient authorities to provide the flexibility to make such acquisitions and financings. This resolution will allow the Directors to allot ordinary shares up to an aggregate maximum nominal amount of £25,000,000.00. This resolution will be proposed as an ordinary resolution. SPECIAL RESOLUTIONS Resolution 3 ? General disapplication of pre-emption rights Under Section 561 of the Companies Act 2006, if the Directors wish to allot any equity securities for cash (other than in connection with any employee share scheme) they must offer them to existing shareholders in the first instance in proportion to their holdings (known as "pre-emption rights"). This resolution will give the Directors the authority to allot equity securities for cash without first being required to offer such shares to existing shareholders for a period expiring at the conclusion of the Annual General Meeting to be held in 2029. If approved, the resolution will empower the Directors to issue shares on a non-pre-emptive basis pursuant to the authority conferred by Resolution 2 for cash up to an aggregate maximum nominal amount of £25,000,000.00. This resolution will be proposed as a special resolution and is conditional on the passing of Resolution 2. Resolution 4 ? Adoption of New Articles of Association In connection with the Share Capital Reorganisation, the Company proposes to adopt new articles of association (the "New Articles") in substitution for and to the exclusion of the Company's existing articles of association (the "Existing Articles") in order to make consequential amendments to the Existing Articles to include provisions in respect of the ?E Deferred Shares'. The Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) are available for inspection on the Company's website at www.biodexapharma.com and at the Company's registered office at 1 Caspian Point, Caspian Way, Cardiff, United Kingdom, CF10 4DQ during normal business hours until the time of the GM. The members will also have the opportunity to inspect the Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) at the GM. This resolution will be proposed as a special resolution and is conditional on the passing of Resolution 1.

NOTES Proxies 1. Holders of Existing Ordinary Shares are entitled to attend and vote at the GM. The total number of issued Existing Ordinary Shares in the Company on 7 July 2026, which is the latest practicable date before the publication of this document, is 452,032,808,922 . On a vote by show of hands every member who is present in person or by proxy shall have one vote. On a poll vote every member who is present in person or by proxy shall have one vote for every Existing Ordinary Share of which he is the holder. 2. A member of the Company entitled to attend, speak and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in that member's place. A member may appoint more than one proxy in relation to this meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by that member. A proxy need not also be a member. Completion and return of a Form of Proxy (or any CREST Proxy Instruction, as described in notes 7 to 10) will not preclude a member from attending and voting at the meeting should the member so decide. A Form of Proxy has been sent to all registered holders of shares. If you wish to appoint multiple proxies please photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company's registrars, Neville Registrars Limited, in accordance with note 3 below. Alternatively, you may appoint multiple proxies by CREST Proxy Instruction in accordance with notes 7 to 10 below. 3. To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company's registrars, Neville Registrars Limited, at: Neville House, Steelpark Road, Halesowen B62 8HD by 11.00 a.m. on 27 July (or, if the meeting is adjourned, not less than 48 hours (excluding non-working days) before the time fixed for the holding of the adjourned meeting). 4. In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company's registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company. 5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the register of members of the Company at 6:00 p.m. on 27 July 2026. 6. In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others. 7. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. 8. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & International Limited's ("Euroclear") specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's agent (ID 7RA11) by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. 9. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/site/public/EUI). 10. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended). 11. A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.